UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

Mark One

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to .

Commission file number 000-24939

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

EAST WEST BANK EMPLOYEES

401(k) SAVINGS PLAN

Financial Statements

December 31, 2003 and 2002

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.

415 Huntington Drive

San Marino, California 91108

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
East West Bank Employees 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 23, 2004

EAST WEST BANK

EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS
Cash and cash equivalents	$1,362,262	$1,377,082
Participant-directed investments—at fair market value (Notes 1, 2 and 3)	22,656,782	14,366,006
Loans to participants	251,729	212,214

NET ASSETS AVAILABLE FOR BENEFITS	$24,270,773	$15,955,302

See accompanying notes to the financial statements.

EAST WEST BANK

EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$5,472,108	$(1,093,731)
Loan interest	14,279	15,901
Dividend and interest income	212,169	165,416

Net investment income	5,698,556	(912,414)

Contributions:
Participant	1,849,007	1,618,268
Employer	1,157,095	977,807

Total contributions	3,006,102	2,596,075

Total additions	8,704,658	1,683,661

DEDUCTIONS:
Benefit payments to participants	136,634	156,355
Other distributions	715,856	556,559

Total deductions	852,490	712,914

TRANSFER FROM PACIFIC BUSINESS BANK 401(k) PLAN (Note 1)	463,303	0

NET INCREASE	8,315,471	970,747

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,955,302	14,984,555

End of year	$24,270,773	$15,955,302

See accompanying notes to the financial statements.

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                      DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and company contributions on behalf of the participating employees. The Plan is administered by an Administrative Committee appointed by the Board of Directors of East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). On August 1, 2003, the assets of Pacific Business Bank, Inc. 401(k) Plan were merged with the Plan.

Eligibility—Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 21 years and completes one year of service (more than 1,000 hours) with the Bank. Effective January 1, 2004 the eligibility requirement to join the Plan was reduced from one year of service to three months of service.

Contributions—Eligible employees may elect to defer up to 15% of their compensation before taxes (limited to $12,000 and $11,000 in 2003 and 2002, respectively). The Bank matches 100% of the first 6% of a participant’s deferred compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. Employer matching contributions are participant-directed.

Vesting, Benefits and Benefits Payable—Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid. Benefit payments are determined and disbursed by the Trustee upon notification of the participant’s death, disability, retirement or termination of employment. As of December 31, 2003 and 2002, $119,739 and $0, respectively, was due to terminated participants.

Forfeited Accounts—At December 31, 2003 and 2002, forfeited nonvested accounts totaled $2,619 and $32,415, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2003 and 2002, employer contributions were reduced by $71,332 and $27,815, respectively, from forfeited nonvested accounts.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and, if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on account balances as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans to Participants—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant notes fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Effective in 2003, the maximum loan term for the purchase of a primary residence was changed to 20 years. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. At December 31, 2003 and 2002, interest rates on outstanding loans to participants ranged from 5.00% to 10.50%. Principal and interest are paid ratably through bimonthly payroll deductions.

Reclassifications—Certain reclassifications were made to the 2002 financial statements to conform to the 2003 presentation.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments are stated at their fair value measured by quoted market prices or the quoted market prices of the underlying investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk Management—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses—Administration expenses of the Plan are paid by the Plan Sponsor, as provided in the Plan Document.

Investment Income—The Plan presents in the statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3.                      INVESTMENTS

The following presents the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31:

2003

East West Bancorp, Inc. Common Stock	$10,363,035
Franklin California Growth Fund	2,059,546
MFS Total Return Fund	1,287,121
Prudential Stock Index Fund Z	1,370,671
Putnam New Opportunities Fund	1,222,891

2002

East West Bancorp, Inc. Common Stock	$5,750,026
Franklin California Growth Fund	1,185,274
MFS Total Return Fund	1,063,179
Prudential Money Market Fund	1,040,946
Prudential Stock Index Fund Z	897,264
Putnam New Opportunities Fund	875,491

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002

Mutual funds	$2,247,253	$(2,500,751)
Common stock	3,224,855	1,407,020

Total	$5,472,108	$(1,093,731)

4.                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for investment management services amounted to $20,031 and $17,932 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Plan held 192,801 and 159,369 shares, respectively, of common stock of East West Bancorp, Inc., the banking holding company of the Plan Sponsor.

5.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

6.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated September 12, 2003 that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

EAST WEST BANK

EMPLOYEES 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Prudential Investments	Prudential Money Market Fund	$990,254	$990,254

*	Prudential Investments	Prudential Privilege Money Market Fund	372,008	372,008

	Franklin Advisors	61,497 shares, Franklin California Growth Fund	2,231,347	2,059,546

	Putnam Investment Management	32,420 shares, Putnam New Opportunities Fund	1,564,964	1,222,891

*	Prudential Investments	55,291 shares, Prudential Stock Index Fund Z	1,464,805	1,370,671

	Massachusetts Financial Services	85,240 shares, MFS Total Return Fund	1,198,775	1,287,121

	AIM Advisors	69,688 shares, AIM Value Fund	779,028	653,670

	Fidelity Management & Research	18,550 shares, Fidelity Advisor Equity Growth Fund	916,930	825,860

	Putnam Investment Management	50,317 shares, Putnam OTC Emerging Growth Fund	832,823	342,661

	Franklin Advisors	43,500 shares, Franklin Convertible Securities Fund	590,351	638,580

	Massachusetts Financial Services	41,639 shares, MFS Capital Opportunities Fund	607,939	495,507

	Putnam Investment Management	62,159 shares, Putnam Global Growth Fund	621,014	463,706

	AIM Advisors	23,298 shares, AIM Constellation Fund	591,509	501,133

	Massachusetts Financial Services	17,811 shares, MFS Research Fund	368,971	311,508

*	Prudential Investments	22,964 shares, Stable Value Fund	718,930	782,155

*	Prudential Investments	23,987 shares, Prudential Global Growth Fund A	364,355	320,942

	Alliance Capital Management	18,169 shares, Alliance Bond Fund	218,671	220,384

	Putnam Investment Management	35,477 shares, Putnam Diversified Income Fund A	347,617	354,771

	Massachusetts Financial Services	45,446 shares, MFS Government Securities Fund A	446,196	442,641

*	East West Bancorp, Inc.	192,801 shares, Common stock East West Bancorp, Inc.	4,962,361	10,363,035

*	Loans to participants	$ 442,648 original amount, 5.00% – 10.50% interest rate, due through 2011		251,729

				$24,270,773

*            Party-in-interest.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004

EAST WEST BANK EMPLOYEES
401(k) SAVINGS PLAN

	By	/s/ Julia S. Gouw
JULIA S. GOUW
Executive Vice-President, Chief Financial Officer and Plan Administrator

EXHIBIT INDEX

Exhibit Nunber	Description

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm (filed herewith)

32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)